

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2015

<u>Via E-mail</u>
Robert M. Garst
Chief Executive Officer
Riverview Financial Corporation
200 Front St., PO Box B
Marysville, PA 17053

> **Re:** **Riverview Financial Corporation**
> **Registration Statement on Form S-4**
> **Filed December 17, 2014**
> **File No. 333-201017**

Dear Mr. Garst:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Cover page/Letter to Stockholders

1.   Please revise the cover page to quantify Riverview's closing stock price as of the date preceding public announcement of the proposed transaction and the latest practicable date.

2.   Please include the aggregate cash offered in the merger in addition to the per share quantification you have provided.

3.   Please revise the cover page to clarify that the merger consideration is subject to adjustment under certain circumstances, as you have disclosed in the last Q&A on page 1 and the last paragraph on page 7.

Questions and Answers...

What are the federal income tax consequences of the merger?, page 2

4.   Refer to your disclosure in the last paragraph on page 2. While you may recommend that investors consult their own tax advisors with respect to tax consequences, you may not tell them they "should" do so. These statements suggest that investors may not rely on the description of tax consequences included in the prospectus. Please eliminate this language from this paragraph. Also make corresponding revisions to your disclosure on page 8.

Do I have appraisal or dissenters' rights?, page 4

5.   Revise to briefly summarize the procedures that Citizens shareholders must follow to exercise and perfect their appraisal rights. Also revise to provide the specific information that must be included in the shareholder's written notice of intent to dissent and the address to which the notice must be sent.

Summary

Citizens' Directors and Executive Officers Have Financial Interests..., page 9

6.   Please revise to quantify or estimate, to the extent possible, the fees that will be paid to the directors of Citizens for participation in the advisory board referenced in the fourth bullet.

Holders of Citizens Common Stock Have Dissenters' Rights, page 9

7.   Please revise to clarify, if true, that to perfect their dissenters' rights, Citizens shareholders must vote against the Merger, abstain from voting or not send in a proxy. In this regard, we note that while your disclosure on page 9 indicates that shareholders must "not vote in favor of the merger agreement or give notice of dissent," your disclosure on page 41 indicates that shareholders must "vote against the merger, or give [notice of dissent]." Also clarify whether submitting a blank proxy card prohibits asserting dissenters' rights. Please make corresponding revisions to the section headed "The Merger—Shareholders Have Dissenters Rights in the Merger".

Unaudited Pro Forma Combined Financial Information, page 13

8.   Please revise the introductory paragraphs to discuss the source of the $13.00 value assigned to Riverview's shares used in preparing these financial statements.

9.   Please revise footnote 11 to these financial statements to provide a reconciliation of the amounts disclosed therein to the pro forma adjustment reflected in the pro forma financial statements.

Robert M. Garst
Riverview Financial Corporation
January 13, 2015
Page 3

10.   Please revise footnote 12 to these financial statements to disclose the basis for including the additional interest expense to be incurred in the year subsequent to the acquisition in the pro forma financial statements. Article 11 of Regulation S-X states that adjustments to pro forma income statements should give effect to events that are expected to have a continuing impact on the company. Also, please revise to clarify how you determined the amounts of the adjustments reported in the periods ended September 30, 2014 and December 31, 2013.

11.   Please revise to provide a footnote to these financial statements to disclose how pro forma EPS was calculated, including a reconciliation of the shares used in that calculation.

Comparative per Share Data (Unaudited), page 20

12.   Please revise to disclose the Riverview and Citizens comparative per share data as of the date preceding public announcement of the proposed transaction. See Item 3(g) of Form S-4.

The Merger, page 27

13.   Please provide us with copies of the board books that were provided to the respective boards of directors.

Background of the Merger, page 27

14.   Please substantially revise this section to provide greater detail regarding the background of the merger and provide specific/quantified information where applicable. In particular, and without limitation, please revise to:
    •   clarify whether Citizens initiated discussions with Riverview regarding the possibility of a partnership or vice versa;
    •   disclose the substance of the discussions, e.g., price, management carryover, deal protection provisions, etc., between the parties at the various meetings referenced in this section;
    •   disclose any substantive terms that were negotiated, revised and agreed upon, including pursuant to the indication of interest letter dated on or about August 12, 2014 and as revised on or about August 19, 2014, the revised offer letter dated on or about August 28, 2014, the revised offer letter dated on or about October 15, 2014, the draft merger agreement and the definitive merger agreement;
    •   discuss the reasons for any adjustment to any exchange ratio(s) proposed or discussed between the parties;
    •   explain why Citizens' board decided to pursue a business combination with Riverview rather than the other "potential partners" referenced on page 27; and

- clarify whether Citizens or Sandler had received any indications of interests from any other financial institutions, whether solicited or unsolicited, regarding a possible acquisition of Citizens.

15. Please revise to clarify whether Citizens' board authorized Sandler to contact the other "potential partners" referenced on page 27. If so, please revise your discussion to indicate:
   - what the other party did after being contacted by Sandler, i.e., whether it responded or not, the date of any such response, etc.;
   - whether Citizens' board subsequently requested that Sandler engage in any negotiations with the other party and if so, the substance of such negotiations; and
   - whether the other party was invited to conduct due diligence.

16. Refer to your disclosure in the penultimate sentence of the first paragraph on page 28. Please revise to clarify the role of "Ambassador" in the merger transaction.

17. Your disclosure on page 29 references Riverview's commitment to "consider employing certain senior officers of Citizens as employees of Riverview after the merger." Please revise to describe in greater detail the "certain senior officers" to whom this sentence refers. To the extent that Riverview has any plans to employ, in addition to Mr. Walters, any other senior officers of Citizens following the merger, please revise to describe as appropriate.

Opinion of Citizens' Financial Advisor, page 33

18. Please revise to state that Sandler O'Neill has consented to the inclusion of its opinion in the prospectus.

19. We note your disclosure in the fourth and fifth bullets on page 34 that Sandler reviewed and considered certain internal financial projections and long-term estimated growth rates for each of Citizens and Riverview. Please provide the staff with those materials and disclose any material projections, including revenue, net income, and earnings per share for two years.

Sandler O'Neill's Relationship, page 40

20. We note your disclosure of the fees paid by Citizens to Sandler O'Neill pursuant to its current engagement with respect to their fairness opinion. Please supplement this disclosure by describing any material relationship that has existed between either Riverview or Citizens and Sandler O'Neill, and any compensation received as a result of such relationship, during the past two years as contemplated by Item 1015(b)(4) of Regulation M-A. See Item 4(b) of Form S-4.

Shareholders Have Dissenters' Rights in the Merger, page 41

21.   The first paragraph of this section indicates that your disclosure constitutes a "summary" of the provisions of 12 U.S.C. Section 214a of the National Bank Act. Please revise to indicate, if true, that all material information is discussed.

22.   Please restate the date of the special meeting in this section.

The Merger Agreement, page 44

23.   We note your statements in the introductory paragraph that:
   - "[t]he merger agreement is not intended to provide any other factual information about Riverview, Citizens, or any of their respective subsidiaries and affiliates;"
   - "[t]he representations, warranties and covenants contained in the merger agreement...were solely for the benefit of the parties to the agreement...;" and
   - "[i]nvestors should not rely on the representations, warranties and covenants of any description thereof as characterizations of the actual state of facts or condition of Riverview, Citizens, or any of their respective subsidiaries or affiliates."

        Please revise to delete these limitations, which imply that investors should not rely upon the disclosures regarding the merger agreement, the terms and conditions of the merger agreement and the representations, warranties and covenants contained in the merger agreement. Make corresponding revisions to similar statements contained elsewhere in the prospectus, as appropriate.

24.   Please revise to include disclosure acknowledging that if specific material facts exist that contradict the representations, warranties and covenants in the merger agreement, you have provided corrective disclosure. Make corresponding revisions to similar statements contained elsewhere in the prospectus, as appropriate. Please refer to the following examples of inappropriate disclosure:
   - your reference in the fifth sentence to certain "confidential disclosures" that you state qualify the representations, warranties and covenants contained in the merger agreement; and
   - your statement in the last sentence that "[i]nformation concerning the subject matter of the representations, warranties and covenants may change after the date of the agreement, which subsequent information may or may not be fully reflected in public disclosures by Riverview or Citizens."

Certain Material United States Federal Income Tax Consequences..., page 53

25.   We note that the heading of this section and the first and last sentences on page 53 refer to "certain" material United States federal income tax consequences of the merger. Please revise your disclosure to ensure that you discuss all material consequences.

26.   Refer to the last paragraph on page 53. Your tax disclosure should not assume the tax consequence in issue, i.e., "[a]ssuming that the merger will be treated as a reorganization...." Please revise to state clearly that it is the opinion of counsels that the merger will constitute a reorganization, rather than assuming it qualifies as such.

Information about Riverview Financial Corporation

Transactions with Related Parties, page 65

27.   We note your disclosure that your loans to your insiders are on substantially the same terms as those with "other persons". Please confirm that you could have provided the correct representation in Instruction 4(c)(ii) ("persons not related to the lender") to Item 404(a) of Regulation S-K and revise to include the correct language for the representation.

Executive Compensation, page 65

28.   Please be advised that your next amendment should include compensation information for the fiscal year ended December 31, 2014. For guidance, refer to Regulation S-K Compliance and Disclosure Interpretation 217.11, available on the SEC website. Also revise Citizens' Director Summary Compensation Table on page 107 accordingly.

Summary Compensation Table, page 65

29.   Please revise to disclose how the bonus amounts in the table were determined. Refer to Item 402(o) of Regulation S-K.

Non-Interest Income, page 74

30.   Please revise to discuss how a write-down of other real estate owned resulted in a gain as reflected in the table on page 74.

Loans, page 77

31.   Please revise to provide a tabular presentation of your loan portfolio by loan segment at September 30, 2014 and December 31, 2013 or tell us why you do not believe such a presentation is required. Please similarly revise the discussion of loans on pages 112 and 121 or advise.

Loans, page 91

32.   Please revise here or elsewhere, as appropriate, to provide Industry Guide 3 disclosures for each of the last five fiscal years with respect to Items III and IV or tell us how you meet the requirements of paragraph 3.3.c of the Industry Guide.

33.   Please revise the categories presented in the narratives that discuss your loan portfolio segments, their underlying characteristics and underwriting policies and procedures to mirror the categories presented in your loan table on page 91. For instance, the current narrative categories do not appear to identify and discuss the residential real estate segment presented in the table.

Information about the Citizens National Bank of Meyersdale, page 104

General

34.   Please provide the information required by Item 404 of Regulation S-K for any officers and directors of Citizens that will be continuing with Riverview.

Information As to Directors of Citizens…, page 106

35.   Please expand your disclosure with respect to each director/proposed appointee to specifically discuss what aspects of the individual's experience led to the conclusion that the person should serve as a director of Riverview. See Item 401(e) of Regulation S-K.

Beneficial Ownership of Principal Holders, page 106

36.   Please revise to disclose the address of each person known to be the beneficial owner of more than five percent of Citizens' common stock. See Item 403 of Regulation S-K.

Legal Matters, page 129

37.   Please provide the addresses of counsels pursuant to Paragraph 23 of Schedule A to the Securities Act.

Financial Statements of Citizens National Bank of Meyersdale, beginning on page F-85

38.   We note that several of the columnar headings in the audited financial statements identify the information presented for 2012 as unaudited. We also note similar references in some of the footnotes (e.g., Note 7). We also note that there is an audit report issued on 2012 financial statements that is filed in the registration statement. Please revise to explain the references to the unaudited information presented in the audited financial statements or to remove the reference, as appropriate.

Part II.

Item 21. Exhibits and Financial Statement Schedules

General

39.   Please file as exhibits:
   - the form of common stock certificate of Riverview;
   - all contracts or forms thereof entered into pursuant to the merger, including, without limitation, any agreements regarding Timothy E. Resh's and Frances A. Bedekovic's respective appointments to serve as directors of Riverview; and
   - the consents of each of Mr. Resh and Ms. Bedekovic, as required by Rule 438 of the Securities Act of 1933.

Exhibit 2.1

40.   With respect to Exhibit 2.1, please disclose your agreement to furnish supplementally a copy of any omitted schedules or similar supplements to the Commission upon request. This agreement may be included in the exhibit index to your registration statement. See Item 601(b)(2) of Regulation S-K.

Exhibit 8.1

41.   Please revise the assumption numbered (iii) in the third paragraph on page 1 to limit counsel's reliance on "all of the information, facts, statements, representations and covenants" to factual matters.

42.   Please revise the first full paragraph on page 2 to state that the discussion referenced in the opinion numbered (ii) constitutes counsel's opinion.

43.   We note your tax opinion is issued "as of the date hereof" and counsel does not intend to update or supplement the opinion. Please revise this language to refer to the date of effectiveness of the registration statement or represent to the staff that you will file an updated opinion with your acceleration request. This comment also applies to the tax opinion filed as exhibit 8.2.

Exhibit 8.2

44.   We note that the tax opinion filed as exhibit 8.2 is dated as of December 16, 2015, which appears to be a typographical error. Please revise.

Exhibit 23.5

45.   We note that the consent of Sandler O'Neill does not comply with Rule 436(a) of the Securities Act of 1933, as the consent does not expressly state that Sandler consents to the *quotation or summarization* of its opinion in the registration statement. Please refile the consent with the proper representation.

Item 22. Undertakings

46.   Please furnish the undertaking required by Item 22(b) of Form S-4 or tell us why you are not required to do so.

Signatures

47.   In the third paragraph of the signature page, we note the reference to "Amendment No. 2" to the registration statement on Form S-4, which appears to be a typographical error. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Cline at (202) 551-3851 or John P. Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3464 with any other questions.

Sincerely,

/s/ David Lin for

Kathryn McHale
Senior Staff Attorney

cc: Via E-mail
        Kimberly J. Decker, Esq.